FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JUNE 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

                                TABLE OF CONTENTS

Document 1  Unaudited Financial Statements for the Period Ended April 30, 2006

Document 2  Management  Discussion  and  Analysis for the Period Ended April 30,
            2006

                                                                      DOCUMENT 1


                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)


                       FOR SIX MONTHS ENDED APRIL 30, 2006
                        UNAUDITED-PREPARED BY MANAGEMENT




     THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 2006
                HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEETS                                       (Unaudited)
--------------------------------------------------------------------------------
                                                      APRIL 30,     October 31,
                                                        2006           2005
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................    $ 1,202,532     $   189,341
    Goods and services tax recoverable .........         42,762          16,038
    Prepaid expenses ...........................          8,322             483
                                                    -----------     -----------

                                                      1,253,616         205,862

MINERAL PROPERTIES (note 3) ....................      4,067,526       3,526,941

EQUIPMENT ......................................            923           1,086
                                                    -----------     -----------

                                                    $ 5,322,065     $ 3,733,889
                                                    ===========     ===========
LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    24,134     $    48,981
    Due to related parties (note 5) ............        159,171           4,280
                                                    -----------     -----------

                                                        183,305          53,261
                                                    -----------     -----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................      8,250,590       7,866,229

CONTRIBUTED SURPLUS ............................        409,000         253,000

SHARE SUBSCRIPTIONS ............................      1,114,100        (167,000)

DEFICIT ........................................     (4,634,930)     (4,271,601)
                                                    -----------     -----------

                                                      5,138,760       3,680,628
                                                    -----------     -----------

                                                    $ 5,322,065     $ 3,733,889
                                                    ===========     ===========


Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


  /S/ ALAN D. CAMPBELL     Director      /S/ LYNN W. EVOY          Director
------------------------                 -----------------------


                           - See Accompanying Notes -

-------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)
--------------------------------------------------------------------------------------------------------------------
FOR THE                                                       SIX MONTHS ENDED               THREE MONTHS ENDED
                                                                  APRIL 30,                      APRIL 30,
--------------------------------------------------------------------------------------------------------------------
                                                            2006            2005            2006            2005
                                                        ------------    ------------    ------------    ------------
ADMINISTRATIVE EXPENSES
    Bank charges ....................................   $        221    $        274    $        429    $        884
    Consulting fees (note 5a) .......................         26,189          13,107          51,712          23,655
    Amortization ....................................             81             117             163             233
    Investor relations and promotion ................         15,880          19,617          11,963
                                                                                                                 881
    Legal and accounting ............................         47,352          24,588          48,540          35,668
    Management fees (note 5a) .......................         45,000           6,000          90,000          12,000
    Office administration and miscellaneous (note 5a)        108,457           3,760         185,649           7,527
    Regulatory fees .................................         22,272          12,844          29,350          15,077
    Transfer agent fees .............................          4,331           3,503           5,601           5,004
    Stock based compensation (note 4g) ..............         76,000            --           156,000            --
    Less: interest earned ...........................            (23)           (286)            (43)           (557)
                                                        ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX ..............................       (345,760)        (64,788)       (587,018)       (111,454)
                                                        ------------    ------------    ------------    ------------

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
   ISSUANCE OF FT SHARES ............................        223,689            --           223,689         101,000

NET LOSS FOR THE PERIOD .............................       (122,071)        (64,788)       (363,329)        (10,454)

DEFICIT, BEGINNING OF PERIOD ........................     (4,512,859)     (3,877,490)     (4,271,601)     (3,931,824)
DEFICIT, END OF PERIOD ..............................   $ (4,634,930)   $ (3,942,278)   $ (4,634,930)   $ (3,942,278)
                                                        ============    ============    ============    ============

LOSS PER SHARE - BASIC AND FULLY DILUTED ............   $      (0.01)   $      (0.00)          (0.01)   $      (0.00)
                                                        ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES ...................     46,536,454      24,949,881      42,918,191      24,386,313
                                                        ============    ============    ============    ============


                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS (Unaudited)
---------------------------------------------------------------------------------------------------------------
FOR THE                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                               APRIL 30,                      APRIL 30,
                                                       --------------------------    --------------------------
                                                           2006           2005           2006           2005
                                                       -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the period ............................   $  (122,071)   $   (64,788)   $  (363,329)   $  (111,454)

    Add items not affecting cash:
       Amortization ................................            81            117            163            233
       Future income tax benefit recognized on
          issuance of Flow Through shares ..........      (223,689)          --         (223,689)          --
       Stock based compensation ....................        76,000           --          156,000           --

    Change in non-cash working capital items:
       Tax credits recoverable .....................          --             --             --           12,909
       Goods and services tax recoverable ..........       (10,364)        (4,985)       (26,724)        (4,617)
       Prepaid expenses ............................        11,662          1,710         (7,839)         3,667
       Accounts payable and accrued liabilities ....       177,216         (5,100)       130,044          6,052
                                                       -----------    -----------    -----------    -----------
                                                           (91,165)       (73,046)      (335,374)       (93,210)
                                                       -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Advances from related parties ...................          --           (4,673)          --           (4,537)
   Issuance of share capital .......................          --           95,000           --          450,000
   Subscriptions received ..........................     1,159,100         25,000      1,856,100         25,000
                                                       -----------    -----------    -----------    -----------
   Share issuance costs, cash ......................          --           (9,625)       (25,200)       (49,625)
                                                       -----------    -----------    -----------    -----------
                                                         1,159,100        105,702      1,830,900        420,838
                                                       -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties ...............      (266,762)       (33,537)      (300,289)       (94,907)
   Deferred exploration expenditures ...............      (157,733)       (71,025)      (182,046)      (160,794)
                                                       -----------    -----------    -----------    -----------
                                                          (424,495)      (104,562)      (482,335)      (255,701)
                                                       -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       643,440        (71,906)     1,013,191         71,927

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....       559,092        166,850        189,341         23,017
                                                       -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........   $ 1,202,532    $    94,944    $ 1,202,532    $    94,944
                                                       ===========    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest received .............................   $        23    $      --      $        43    $      --
                                                       ===========    ===========    ===========    ===========


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At April 30, 2006 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During this period, the company incurred a loss of $587,018 before income taxes and has an accumulated deficit of $4,634,930. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies used in the preparation of these financial statements:

         a)       BASIS OF ACCOUNTING

                  The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. There were no foreign currency transactions and translation adjustments in the period ended January 31, 2006 and 2005.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

                  The future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits for the years then ended.

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

         k)       LOSS PER SHARE

                  Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, goods and services tax recoverable, prepaid expenses, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

         q)       COMPARATIVE AMOUNTS

                  Certain accounts in the prior financial statements have been reclassified for comparative purposes to conform to the presentation in the current financial statements.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP, ONTARIO

                  i)       KENORA

                           During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 39 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                           (paid),  $250,000 on August 27, 2003 (paid), $250,000
                           on each of August 27, 2004 (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and
                           2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                           A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                           To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         a)       KENORA PROPERTY GROUP, ONTARIO (continued)

                  ii)      GLASS CLAIMS

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         b)       RED LAKE PROPERTY GROUP, ONTARIO

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($9,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($13,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP, ONTARIO

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($15,000 paid), 200,000 common shares
                           (50,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         c)       SILVERSTRIKE GROUP, ONTARIO (continued)

                  iii)     CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

         d)       DONOVAN BASIN GROUP, ONTARIO

                  i)       THOMPSON PROPERTY

                           Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      KELL MINE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         e)       AJAX GROUP, ONTARIO

                  i)       AJAX PROPERTY

                           Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         e)       AJAX GROUP, ONTARIO (continued)

                  iii)     STRATHY PROPERTY

                           During fiscal 2005, the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

         f)       MAGNUM PROPERTY, QUEBEC

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional  $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         g)       TETAGOUCHE PROPERTY, NEW BRUNSWICK

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($10,000 paid) and 150,000 common shares (30,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         h)       MENNIN LAKE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

         i)       FRIPP PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is being acquired for $5,000 cash (paid), 100,000 common shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         j)       CONNOR CREEK PROPERTY, BRITISH COLUMBIA

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued at a deemed price of $0.09 per share) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         k)       HUNTER GOLD PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years, 250,000 common shares (75,000 issued at a deemed price of $0.095 per share) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         l)       CHAPLEAU PROPERTY, ONTARIO

                  Acquisition agreement with a company related by common directorship to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost a joint venture agreement will be formed to perform further exploration work on a prorate basis.

         m)       WILLET PROPERTY, ONTARIO

                  Option  agreement  to  acquire a 100%  interest  in the Willet
                  Property, located in Willet Township, Ontario. Consideration is $30,000 cash over three years ($5,000 paid), 200,000 common shares (50,000 issued at a deemed price of $0.12) and a work commitment of $75,000 over a three year period. There is a 2% net smelter return payable of which half may be purchased for $1,000,000.

         n)       SAVARD & SHARPE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over three years ($20,000 paid). There is a 2% net smelter return payable.

         o)       HORWOOD GROUP, ONTARIO

                  i)       HORWOOD GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash over two years ($15,000 paid) and 300,000 common shares (100,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         o)       HORWOOD GROUP, ONTARIO (continued)

                  ii)      HORWOOD GOLD 2 PROPERTY

                           Option agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable at which hold may be purchased for $500,000.

                  iii)     LABBE PROPERTY

                           Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash over two years ($5,000 paid) and 200,000 common shares (50,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable.

                  iv)      ROSS WINDSOR PROPERTY

                           Option agreement (January 4, 2006) to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash over three years ($5,000 paid) and 175,000 common shares (25,000 issued at a deemed price of $0.155) over a three-year period. There is a 3% net smelter return payable.

         p)       EAST BRECCIA PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash, 300,000 shares payable over four years, and a work commitment of $160,000 over four years. There is a 2% net smelter return payable.

         q)       GOULD COPPER MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 payable over four years, 140,000 shares payable over four years, and a work commitment of $100,000 over four years.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Authorized share capital comprises an unlimited number of common shares without par value (2005 - 100,000,000). The shareholders of the Company passed a special resolution on May 11, 2005 to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the new British Columbia Business Corporations Act.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


         b)       ISSUED AND ALLOTTED

                                                   NUMBER OF           SHARE
                                                    SHARES             AMOUNT
                                                  -----------       -----------
Balance, October 31, 2004 .................        21,997,915       $ 6,203,328

Issued for
   Property acquisitions ..................         1,095,000           103,525
Issued for cash
   Private placements .....................        16,325,000         1,732,500
Share issuance costs, cash ................              --             (72,124)
Income tax benefits renounced on
   flow-through shares ....................              --            (101,000)

BALANCE, OCTOBER 31, 2005 .................        39,417,915       $ 7,866,229

Issued for
   Property acquisitions ..................           500,000            58,250
Issued for cash
   Private placements .....................         5,650,000           565,000
   Exercise of warrants ...................           100,000            10,000
Share issuance costs, cash ................              --             (25,200)
Tax .......................................              --            (223,689)
                                                  -----------       -----------

BALANCE, APRIL 30, 2006 ...................        45,667,915       $ 8,250,590
                                                  ===========       ===========


         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  ii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  iii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  iv) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  v) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $7,500 were received in February 2006.

                  vi) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 non-flow-through units) and issued 5,650,000 for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

         d)       OPTIONS OUTSTANDING

                                                        Number of      Exercise
                                                          options       price
                                                        ----------    ----------


Outstanding and exercisable at October 31, 2004 .....    1,285,000
   Options expired ..................................     (217,000)    0.10-0.25
   Options granted ..................................    1,510,000          0.10
                                                        ----------    ----------

Outstanding and exercisable at October 31, 2005 .....    2,578,000
   Options granted ..................................    1,331,000          0.10
   Options granted ..................................      635,000          0.20
                                                        ----------    ----------

OUTSTANDING AT APRIL 30, 2006 .......................    4,544,000
                                                        ==========


         As at April 30, 2006 there were  4,544,000  (2005 - 1,285,000)  options outstanding as follows:

               Expiry date                Exercise price   Number of options
         -----------------  ----------------------------  ------------------

           October 8, 2007                         $0.10            255,000
         December 18, 2007  (re-priced from $0.23) $0.20             85,000
             March 2, 2008  (re-priced from $0.25) $0.20            248,000
             June 16, 2008  (re-priced from $0.30) $0.20             50,000
           January 5, 2009  (re-priced from $0.56) $0.20            430,000
             July 28, 2010                         $0.10          1,510,000
         November 17, 2010                         $0.10          1,331,000
          February 2, 2011                         $0.20            635,000

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         e)       WARRANTS OUTSTANDING

                  As at April 30, 2006 there were 25,605,688 (2005 - 15,391,403)
                  warrants outstanding as follows:

                 Expiry date      Exercise price      Number of warrants
         -------------------     ---------------     -------------------

           December 8, 2006           $0.14               1,500,000
          December 22, 2006           $0.13               4,730,688
             March 23, 2007           $0.10                 900,000
               June 3, 2007           $0.10                 750,000
            October 7, 2007           $0.10              12,075,000
           January 17, 2008           $0.10               5,650,000

         f)       ESCROW SHARES

                  As at April 30, 2006 there were 25,000 (2005 - 25,000)  shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         g)       STOCK BASED COMPENSATION

                  The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

                  The company issued 635,000 options during the period. Using the assumptions below the fair value of each option granted is $0.12; compensation expense of $76,000 was recorded in operations and credited to Contributed Surplus.


             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.97%     Expected volatility    94%

                  The company issued 1,331,000 options during the period. Using the assumptions below the fair value of each option granted is $0.06; compensation expense of $80,000 was recorded in operations and credited to Contributed Surplus.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.73%     Expected volatility    97%

                  The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04; compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    2.99%     Expected volatility    96%

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION (continued)

                  The company re-priced 383,000 options outstanding from 2002 and 2003 with exercise prices of $0.23-$0.30. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

             Dividend rate              0.00%   Expected life    2.25-3.33 years
             Risk-free interest rate    3.15%   Expected volatility    99%

                  The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of re-price was less than the fair value previously expensed no additional compensation expense was recorded.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.92%     Expected volatility    72%

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

5.       RELATED PARTY TRANSACTIONS

         a) During the period the company recorded office administration expense of $182,880 to a company controlled by a director (2005- $NIL) and management fees of $90,000 (2005 - $NIL) to directors. At April 30, 2006 $NIL (2005 - $NIL) was owed.

         b) During the period, fees for consulting services in the amount of $28,876 (2005 - $30,608) were paid to a company controlled by an officer of the company. At April 30, 2006 $4,298 (2005 - $ 6,151) was owed.

         c) During the period, the company had management fees of $34,440 (2005 - $NIL) charged by Golden Chalice Resources Inc., a company with common directors for management of the company's joint venture Chapleau Property, which is jointly held 50:50 and $120,433 for Chapleau's acquisition and exploration expenses. At April 30, 2006 $154,874 was owed to Golden Chalice Resources Inc.

6.       COMMITMENTS

         By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


7.       INCOME TAXES

         As at October 31, 2005, the company had income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                 Rate
                      $  321,000                 100%
                      $1,642,000                  30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.


8.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the period:

         APRIL 30,                                   2006           2005
         ---------------------------------         --------       --------

         Investing activities
              Mineral property acquisition         $ 58,250       $  5,000
                                                   ========       ========

9.       SUBSEQUENT EVENTS

         a) On May 19, 2006 the company closed a private placement consisting of 13,467,833 units at a price of $0.15 per unit. The financing consisted of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share, until March 30, 2008. Subscriptions of $1,114,100 were received by April 30, 2006.


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

                  United States GAAP also requires a separate statement for Stockholders' Equity whereas Canadian GAAP does not.

                  The  effects  on  the  company's   financial   statements  are
                  summarized below:

                                           For the six       For the years ended
                                           months ended   --------------------------
                                            APRIL 30,     October 31,    October 31,
                                              2006           2005            2004
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the period under:
     Canadian GAAP .....................   $  (587,018)   $  (339,777)   $  (527,212)
     Add:  Write-down of properties ....          --             --             --
     Less:  Mineral property exploration
     and development expenditures ......      (540,585)    (1,060,062)    (1,455,820)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,127,603)   $(1,399,839)   $(1,983,032)
                                           -----------    -----------    -----------

Loss per share - United States GAAP ....   $     (0.03)   $     (0.06)   $     (0.14)
                                           -----------    -----------    -----------



                                      For the six       For the years ended
                                      months ended   --------------------------
                                       APRIL 30,     October 31,    October 31,
                                          2006          2005            2004
                                      -----------    -----------    -----------
Balance Sheet
Assets
Mineral Properties
    Canadian GAAP .................   $ 4,067,526    $ 3,526,941    $ 2,466,879
    Resource property expenditures
    (cumulative) ..................    (4,067,526)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP ................   $      --      $      --      $      --
                                      -----------    -----------    -----------

Stockholders' Equity
     Canadian GAAP ................   $ 5,138,760    $ 3,680,268    $ 2,442,504
     Resource property expenditures
     (cumulative) .................    (4,067,526)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP ................   $ 1,071,234    $   153,687    $   (24,375)
                                      -----------    -----------    -----------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION (continued)

                  In December 2004, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.

                  Effective November 1, 2003 the company commenced stock-based compensation accounting in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The company has determined that compliance with No. SFAS 123R in the future does not have a material impact on the company's October 31, 2005 financial statements. The 2003 comparative figures have been shown using APB 25 disclosure only.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the period ended April 30, 2006, and years ended October 31, 2005 and 2004 were 42,893,191, 25,985,641 and 14,520,967, respectively.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         d)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In December 2002,  the Financial  Accounting  Standards  Board
                  (FASB)  issued  Statement  of Financial  Accounting  Standards
                  (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatory redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information is as follows:

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                     CUMULATIVE AMOUNTS FROM
BALANCE SHEETS                                              INCEPTION
------------------------------------------------   ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)
                                                     NUMBER OF        SHARE
SHARE CAPITAL                                         SHARES          AMOUNT
------------------------------------------------   ------------    ------------
   Issued for
       Loan bonus ..............................        311,111    $     70,000
       Property acquisition ....................      1,645,000         171,775
   Issued for cash
       Private placements ......................     30,855,715       4,732,700
       Exercise of options/warrants ............      2,997,000         320,050
   Shares for debt .............................      4,730,688         614,989
   Share issuance costs ........................                       (301,274)
   Income tax benefits renounced on
       flow-through shares .....................                       (637,765)
                                                   ------------    ------------
                                                     40,539,514    $  4,970,475
                                                   ============    ============
CONTRIBUTED SURPLUS ............................                   $    409,000
                                                                   ============
SHARE SUBSCRIPTIONS RECEIVABLE .................                   $          0
                                                                   ============
DEFICIT ACCUMULATED DURING THE
   EXPLORATION STAGE ...........................                   $ (1,441,661)
                                                                   ============

                                                                     CUMULATIVE
                                                                      AMOUNTS
                                                                        FROM
STATEMENTS OF OPERATIONS                                             INCEPTION
-----------------------------------------------------------------   -----------
ADMINISTRATIVE EXPENSES
    Bank charges ................................................   $     3,489
    Consulting fees .............................................       235,014
    Amortization ................................................           903
    Financing fees ..............................................       102,500
    Interest on debt ............................................        74,527
    Investor relations and promotion ............................       247,401
    Legal and accounting ........................................       240,187
    Management fees .............................................       480,880
    Office and miscellaneous ....................................        34,922
    Part XII.6 penalty tax ......................................         3,800
    Regulatory fees .............................................       109,006
    Transfer agent fees .........................................        31,115
    Stock based compensation ....................................       379,000
    Recovery of prior year expenses .............................        (1,690)
    Less: interest earned .......................................        (8,831)
WRITE OFF OF MINERAL PROPERTY EXPENDITURES ......................       147,202
FUTURE INCOME TAX BENEFIT RENOUNCED ON FLOW THROUGH SHARES ......      (101,000)
                                                                    -----------
NET LOSS FROM INCEPTION .........................................   $(1,978,426)
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                                     CUMULATIVE
                                                                      AMOUNTS
                                                                       FROM
STATEMENTS OF CASH FLOWS                                             INCEPTION
-----------------------------------------------------------------   -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception .....................................   $(1,978,426)
    Add items not affecting cash:
       Amortization .............................................           903
       Financing fee ............................................        70,000
Future income tax benefit renounced on flow through shares ......      (101,000)
       Write off of mineral property expenditures ...............       158,990
       Stock based compensation .................................       379,000
    Change in non-cash working capital items:
       Goods and services tax recoverable .......................       (30,033)
       Prepaid expenses .........................................        (8,322)
       Accounts payable .........................................       189,822
-----------------------------------------------------------------   -----------
                                                                     (1,319,066)
-----------------------------------------------------------------   -----------
FINANCING ACTIVITIES
   Loans received ...............................................       187,500
   Repayment of loans ...........................................      (100,000)
   Promissory note issued .......................................       350,000
   Advances from related parties ................................         4,280
   Issuance of share capital ....................................     6,169,850
   Share issuance costs, cash ...................................      (301,274)
-----------------------------------------------------------------   -----------
                                                                      6,310,356
-----------------------------------------------------------------   -----------
INVESTING ACTIVITIES
   Purchase of equipment ........................................        (1,826)
   Acquisition of mineral properties ............................    (1,812,479)
   Deferred exploration expenditures ............................    (2,042,576)
-----------------------------------------------------------------   -----------
                                                                     (3,856,881)
                                                                    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS .......................   $ 1,134,409
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
FOR SIX MONTHS ENDED APRIL 30, 2006
--------------------------------------------------------------------------------

                               KENORA      RED LAKE   SILVERSTRIKE    DONOVAN                    TETA-       MENNIN
                               GROUP        GROUP        GROUP         BASIN       MAGNUM       GOUCHE        LAKE        FRIPP
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance .........   $1,262,158   $   42,000   $   41,181   $   24,600   $   74,000   $   12,250   $   16,000   $    8,787
 Staking costs ...........         --          2,880        2,435         --           --           --           --           --
 Option payments cash ....         --           --           --           --           --           --           --           --
 Option payments shar ....         --           --           --           --           --           --           --           --
 Find.'s fees cash&adj ...       -4,982         --           --           --           --           --           --           --
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Closing balance .......    1,257,176       44,880       43,616       24,600       74,000       12,250       16,000        8,787
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance .........    1,739,823         --           --            600       40,392       12,110        8,547         --
 Consulting ..............          494         --           --           --           --          7,278         --           --
 Drilling ................         --           --           --           --           --         11,766         --           --
 Geological ..............         --           --            250         --         -1,680         --           --           --
 Line cutting ............         --           --         12,005         --           --           --          7,736         --
 Mapping and sampling ....         --           --           --           --           --          4,489         --            200
 Miscellaneous ...........          608         --           --           --           --           --           --           --
 Management fee ..........         --           --           --           --           --           --           --             30
 Surveying ...............         --           --         24,000         --           --         25,537         --         14,188
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance .........    1,740,925         --         36,255          600       38,712       61,180       16,283       14,417
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PER ......   $2,998,101   $   44,880   $   79,871   $   25,200   $  112,712   $   73,430   $   32,283   $   23,204
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

                               CONNOR       HUNTER        AJAX       SHARPE &   BLACKSTOCK      GOULD         EAST
                               CREEK         GOLD        GROUP        SAVARD       (GCR)        COPPER      BREACCIA     WILLET
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance .........   $     --     $    1,800   $  135,568   $     --     $     --     $     --     $     --     $     --
 Staking costs ...........         --           --           --           --         15,840       11,340         --           --
 Option payments cash ....         --         10,000         --         20,000         --           --           --          5,000
 Option payments shar ....       18,000        7,125         --           --           --           --           --          6,000
 Find.'s fees cash&adj ...         --           --           --           --           --           --           --           --
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
   Closing balance .......       18,000       18,925      135,568       20,000       15,840       11,340         --         11,000
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance .........       12,500         --         94,150         --           --           --           --           --
 Consulting ..............         --           --           --           --           --           --           --           --
 Drilling ................         --           --           --           --           --           --           --           --
 Geological ..............         --           --           --           --           --           --          2,000         --
 Line cutting ............         --           --           --           --           --           --           --           --
 Mapping and sampling ....         --           --            450         --           --           --           --           --
 Miscellaneous ...........          680        1,219          173         --           --           --           --          1,220
 Management fee ..........         --           --           --           --           --           --           --           --
 Surveying ...............         --           --           --           --           --           --           --           --
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance .........       13,180        1,219       94,773         --           --           --          2,000        1,220
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PER ......   $   31,180   $   20,144   $  230,340   $   20,000       15,840   $   11,340   $    2,000   $   12,220
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


                                       25


--------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
FOR SIX MONTHS ENDED APRIL 30, 2006
--------------------------------------------------------------------------------

                                           KEITH &
                              HORWOOD       SEWELL      CHAPLEAU      TOTAL
--------------------------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance .........   $     --     $     --     $      475    1,618,819
 Staking costs ...........          900       11,900      194,451      239,746
 Option payments cash ....       31,000         --           --         66,000
 Option payments shar ....       27,125         --           --         58,250
 Find.'s fees cash&adj ...         --           --           -475       -5,457
--------------------------   ----------   ----------   ----------   ----------
  Closing balance ........       59,025       11,900      194,451    1,977,358
--------------------------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance .........         --           --           --      1,908,122
 Consulting ..............         --           --            628        8,400
 Drilling ................         --           --         12,530       24,296
 Geological ..............         --           --          3,637        4,207
 Line cutting ............         --           --          3,549       23,290
 Mapping and sampling ....         --           --         11,200       16,340
 Miscellaneous ...........        1,946         --          1,504        7,348
 Management fee ..........         --           --         34,410       34,440
 Surveying ...............         --           --           --         63,725
--------------------------   ----------   ----------   ----------   ----------
 Closing balance .........        1,946         --         67,459    2,090,168
--------------------------   ----------   ----------   ----------   ----------
BALANCE, END OF PER ......   $   60,971   $   11,900   $  261,909   $4,067,526
--------------------------   ----------   ----------   ----------   ----------

4

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------
OCTOBER 31, 2005
--------------------------------------------------------------------------------

                                KENORA       RED LAKE   SILVERSTRIKE    AJAX                      TETA-        MENNIN
                                 GROUP        GROUP         GROUP       GROUP        MAGNUM      GOUCHE         LAKE        FRIPP
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ...........   $  915,082   $   18,000   $     --     $     --     $     --     $     --     $     --     $     --
 Staking costs .............        6,145         --           --         20,000         --           --           --           --
 Option payments cash ......      318,000       14,000       45,632       85,568       50,000       10,000       12,000        5,662
 Option payments shares ....       10,000       10,000       20,150       30,000       24,000        2,250        4,000        3,125
 Finder's fees cash ........       12,930         --           --           --           --           --           --           --
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance ..........    1,262,157       42,000       65,782      135,568       74,000       12,250       16,000        8,787
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ...........    1,533,797         --           --           --           --           --           --           --
 Consulting ................       32,861         --           --           --           --           --           --           --
 Drilling ..................        3,500         --           --           --           --         12,109         --           --
 Geological ................        3,584         --           --         93,712         --           --           --           --
 Line cutting ..............       32,862         --           --           --           --           --           --           --
 Mapping and sampling ......       87,478         --           --           --           --           --           --           --
 Miscellaneous .............       43,555         --            600          438       40,392         --          8,547         --
 Surveying .................        2,187         --           --           --           --           --           --           --
 Trenching .................         --           --           --           --           --           --           --           --
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ...........    1,739,824         --            600       94,150       40,392       12,109        8,547         --
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR .......   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359   $   24,547   $    8,787
----------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

                                CONNOR        HUNTER
                                 CREEK         GOLD       CHAPLEAU      TOTAL
----------------------------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ...........   $     --     $     --     $     --     $  933,082
 Staking costs .............         --           --           --         26,145
 Option payments cash ......         --          1,800          475      543,137
 Option payments shares ....         --           --           --        103,525
 Finder's fees cash ........         --           --           --         12,930
----------------------------   ----------   ----------   ----------   ----------
  Closing balance ..........         --          1,800          475    1,618,819
----------------------------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ...........         --           --           --      1,533,797
 Consulting ................         --           --           --         32,861
 Drilling ..................         --           --           --         15,609
 Geological ................         --           --           --         97,296
 Line cutting ..............         --           --           --         32,862
 Mapping and sampling ......         --           --           --         87,478
 Miscellaneous .............         --           --           --         93,532
 Surveying .................         --           --           --          2,187
 Trenching .................       12,500         --           --         12,500
----------------------------   ----------   ----------   ----------   ----------
 Closing balance ...........       12,500         --           --      1,908,122
----------------------------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR .......   $   12,500   $    1,800   $      475   $3,526,941
----------------------------   ----------   ----------   ----------   ----------

                                                                      DOCUMENT 2


                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE PERIOD ENDED APRIL 30, 2006

INTRODUCTION

The following management discussion and analysis has been prepared as of June 23, 2006. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the six months ended April 30, 2006 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below. DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

1)       The chances of finding an economic ore body are extremely small;

2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP, ONTARIO

A.       KPM PROPERTY

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property"). Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002
(paid),  $250,000 on August 27, 2003 (paid), $250,000 on August 27, 2004 (paid),
$250,000  on August 27, 2005  (paid) and  $500,000  on each of August 27,  2006,
2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production. In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004 (paid). To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to October 31, 2005) and 1% on any additional payments up to a maximum of $300,000. As at January 31, 2006, a total of $92,550 has been paid to the finder.

The KPM Property is located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake. The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

Grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP PROPERTY

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (50,000 shares issued at a deemed price of $0.20 per share) and payment of $93,000 ($18,000 paid) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase 0.5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

Plans are for the Company to continue with the compilation of existing geological data in preparation for gridding, sampling and geophysics.

RED LAKE PROPERTY GROUP, ONTARIO

A.       TODD TOWNSHIP PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and payment of $69,000 over a 4-year period to the Optionor ($21,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

B.       MASKOOTCH LAKE PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and payment of $88,000 over a 4-year period to the Optionor ($15,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. In the Spring of 2006, a grid was cut over some of the most favorable areas for silver and cobalt mineralization and an Induced Polarization (IP) geophysical survey was conducted to identify silver veins systems. Potential targets identified by the IP survey will be ground truthed during the summer by prospecting/mapping and soil geochem prior to drilling or trenching.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($30,000 paid), 200,000 common shares (100,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. During the Spring of 2006, a grid was established over the most favorable areas for silver, cobalt and copper mineralization. A subsequent Induced Polarization (IP) survey and magnetometer survey identified potential silver vein and/or copper vein targets that will be followed-up by prospecting, mapping and possibly soil geochem prior to trenching or drilling.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

DONOVAN BASIN GROUP, ONTARIO

During the Spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Thompson Property is easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

B.       KELL MINE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt. The Kell Mine Property is easily accessed by vehicle.

Compilation of historical work is on-going.

C.       HUDSON BAY SILVER MINE PROPERTY

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP, ONTARIO

A.       AJAX PROPERTY

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited and Kirnova Corp. whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when

Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

        Zone           Tonnage    Cu%   Ni%  Precious Metal Content              Remarks
---------------------- --------- ----- ----- ----------------------- ---------------------------------
Shaft                  369,000   0.89  0.53  Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                             Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                             Au - 0.01 opt           1623)
                                             Ag - 0.13 opt
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"A"                    735,000   0.45  0.26  0.75 opt combined       (drilled on 50-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"A" South Extension    3,764,000 0.32  0.19  0.75 opt combined       (drilled on 100-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000   0.29  0.16  0.66 opt combined       (drilled on 100-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are being compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program.

B.       BANTING CHAMBERS PROPERTY

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador acquired the property which has the Ajax Mine situated on it (see Ajax Property). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are being compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax. In addition, numerous circular airborne magnetic anomalies have been identified on the properties. These geophysical anomalies could represent kimberlite pipes that host diamonds. Field work to assess the diamond potential for the property is also being planned.

C.       STRATHY TOWNSHIP PROPERTY

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% NSR is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above). The airborne survey results for this property are being assessed in conjunction with the Ajax airborne survey analysis.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (300,000 shares issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (spent) and an additional $225,000 by October 25, 2007. A 2% NSR is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also have a gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74 g/t Au over 3.1 metres. DDH-TS-05-04 intersected 174.9 g/t Ag, 0.66 g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416 g/t Ag, 1.16 g/t Au over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2 g/t Ag,
0.42 g/t Au over 5.88 metres, including 1.52 meters of 1062 g/t Ag and 0.76 g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

The Company has had a detailed Geotech airborne VTEM geophysical survey flown over the Tetagouche Property. The results from this survey are pending. Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick and George Lucuik to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or magnetometer/VLF surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the company acqiuired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length.

Amador plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization.

A Geotech airborne survey hase been flown over the property and the results are pending. The next step will be to compile the VTEM results with historical data followed by ground follow-up of the targets prior to trenching and/or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

A SOIL SAMPLING SURVEY WAS CONDUCTED late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

A detailed airborne magnetometer and electromagnetic survey has been flown over the property, the results are pending.

The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the pOTENTIAL TO HOST ROSSLAND (TAG) HIGH GRADE VEIN TYPE DEPOSITS and for MEDIUM TO HIGH GRADE SHEAR TYPE DEPOSITS.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold.

A helicopter-borne geophysical survey has been initiated on the Connor Creek Gold Project. The objective of the airborne survey is to assist in identifying geologic, structural and conductive features associated with the mineralization discovered on the property to date. The airborne survey is being conducted by Aeroquest Limited of Mississauga, Ontario using a AeroTEM helicopter time-domain EM system. The survey is flown at a 100 metre line spacing to produce a high definition product. The magnetic component of the survey is anticipated to greatly assist in delineating the structural controls on the numerous mineral showings previously identified.

GEOCHEMICAL SURVEY IDENTIFIES TWO ANOMALIES - A soil geochemical survey, covering an area of approximately 2.2 km by 0.6 km, was commissioned on the western side of the Connor Creek property. The survey was conducted to test the shear hosted CC gold zone. This zone is comprised of high sulfide bearing shear with gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The survey resulted in the identification of two anomalies. A well defined linear shaped gold/copper anomaly and a widely dispersed gold, copper, zinc anomaly.

MULTI-PHASE EXPLORATION PROGRAM ANTICIPATED -The results of the airborne survey and soil geochemical survey will be analyzed and evaluated for additional surface exploration program which may comprise prospecting, detailed soil geochemistry grids, detailed geological mapping, and trenching of known showings to evaluate and identify targets for drill-testing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director and officer of Amador.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine
Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years ($10,000 paid), issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% NSR payable of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Golden Chalice Resources Inc. ("Golden Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.

Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end, the Company has increased the number of acres that fall under this arrangement to 47,278.

The Company has crews in the field to assess geophysical and geological targets for their potential to be kimberlite pipes hosting diamonds. Targets that can not be assessed, because they are under lakes, swamps or overburden, will be tested by trenching or drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Under the terms of the Agreement, the Company is to pay $30,000 ($5,000 paid), issue 200,000 common shares (50,000 shares issued at a deemed price of $0.12 per share) and incur work expenditures of $75,000 all over a period of three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2006.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton ("HPP"), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

A.       HORWOOD GOLD PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor to earn a 100% undivided interest in the Horwood Gold Property. Under the terms of the Agreement, the Company is to pay to the Optionor $50,000 (paid $15,000) and issue 200,000 common shares (100,000 shares issued at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme to earn a 100% undivided interest in the Labbe Property. Under the terms of the Agreement, the Company is to pay $30,000 (paid $5,000) and issue 200,000 common shares (issued 50,000 shares at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross and Garry Frederick Windsor to earn a 100% undivided interest in the Ross Windsor Property. Under the terms of the Agreement, the Company is to pay $35,000 (paid $5,000) , issue 175,000 common shares (issued 25,000 shares at a deemed price of $0.155 per share) and incur $20,000 in work expenditures all over a period of three years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

SAVARD AND SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Under the terms of the Agreement, the Company is to pay $175,000 ($20,000 paid) over a period of three years. There is a 2% NSR payable. This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds. Field work to assess the kimberlite portenial of the magnetic anomalies is planned for 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $142,000 (paid $12,000), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.15 per share) and incur $160,000 in work expenditures all over a period of four years. There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

The Company plans to complete compilation of existing data for the East and West Breccias followed by drilling and trenching to assess the tonnage and grade potential.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $50,000 (paid $5,000), issue 160,000 common shares (25,000 shares issued at a deemed price of $0.095 per share) and incur $100,000 in work expenditures all over a period of four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                         2005           2004           2003
----------------------------------   ------------   ------------   ------------
Revenues .........................   $      --      $      --      $      --
Loss  before other items .........      (440,777)      (539,000)      (365,429)
Loss for the year ................      (339,777)      (527,212)      (524,419)
Net loss per share, basic and
   fully diluted..................         (0.01)         (0.04)         (0.07)
Total assets .....................     3,733,889      2,516,545      1,113,870
Long term financial liabilities ..          --             --             --
Deficit, end of year .............    (4,271,601)    (3,931,824)    (3,812,611)

Notes:

(a)      The Company has no history of declaring dividends

(b) There were no discontinued operations or extraordinary items in the years under review

(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

                                            FIRST           SECOND
FISCAL 2006                                QUARTER         QUARTER
--------------------------------------   -----------     -----------
Revenues .............................       Nil             Nil
--------------------------------------   -----------     -----------
Net Loss .............................   $  (241,258)    $  (122,071)
--------------------------------------   -----------     -----------
Net Loss Per Share ...................   $     (0.01)    $     (0.00)


                            FIRST        SECOND         THIRD          FOURTH
FISCAL 2005                QUARTER      QUARTER        QUARTER        QUARTER
------------------------  ----------   ----------    -----------    -----------
Revenues ...............     Nil           Nil           Nil            Nil
------------------------  ----------   ----------    -----------    -----------
Net Income (Loss) ......  $   54,334   $  (64,788)   $  (127,645)   $  (201,678)
------------------------  ----------   ----------    -----------    -----------
Net Loss Per Share .....  $     0.00   $    (0.00)   $     (0.01)   $     (0.01)
------------------------  ----------   ----------    -----------    -----------

                            FIRST        SECOND         THIRD          FOURTH
FISCAL 2004                QUARTER      QUARTER        QUARTER        QUARTER
------------------------  ----------   ----------    -----------    -----------
Revenues................     Nil          Nil            Nil            Nil
------------------------  ----------   ----------    -----------    -----------
Net Loss................  $ (300,478)  $  (98,603)   $  (585,719)   $   (42,412)
------------------------  ----------   ----------    -----------    -----------
Net Loss Per Share......  $    (0.02)  $    (0.01)   $     (0.01)   $     (0.00)
------------------------  ----------   ----------    -----------    -----------

SIX MONTHS ENDED APRIL 30, 2006 (UNAUDITED) VS. SIX MONTHS ENDED APRIL 30, 2005 (UNAUDITED)

There is no revenue for the six months ended April 30, 2006 (2005 - Nil). The Company realized a net loss of ($363,329) for the six-month period ended April 30, 2006 compared to ($10,454) in the six months ended April 30, 2005. Expenses for management fees of $90,000 (2005 - $12,000) were paid to directors and consultants. Expenses for office administration and miscellaneous of $185,649 (2005 - $7,527) included $182,880 paid to a company controlled by a director of the Company. This increase is the result of signing a contract on June 1, 2005 (amended January 1, 2006) with Hastings Management Corp. ("HMC") wherein HMC receives a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and reimbursement of actual out-of-pocket costs plus 5% for administrative overhead. Other expenses for the six-month period include $48,540 (2005- 35,668) for legal and accounting. Other expenses for the six-month period include $29,350 (2005 - $15,077) for regulatory fees and $5,601 (2005 - $5,004) for transfer agent fees. The increase in regulatory fees is the result of numerous recent property acquisitions requiring regulatory approval. Another category is investor relations and promotion of $19,617 (2005
- $11,963) as the Company had materials prepared for display in a booth and hand outs at various investment forums across North America that the Company is represented at. A non-cash charge appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $156,000 as a result of granting options during the period.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

APRIL 30, 2006 (UNAUDITED)

At the end of the period, the Company had working capital of $1,070,311 and cash and cash equivalents of $1,202,532.

During the six-month period, the Company closed a private placement consisting of 2,500,000 flow-through units and 3,150,000 non-flow-through units at $0.10 per unit, for gross proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant, each warrant entitles the holder to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until January 17, 2008. A finder's fees of $18,000 was paid. The proceeds from the private placement are being used by the Company for exploration on its properties and for working capital.

During the six-month period, the Company expended $363,996 on the acquisition of mineral properties and $182,046 on exploration, leaving the Company with $1,202,532 cash and cash equivalent at the end of the period.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. These warrants were not exercised.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

The Company believes it does have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its properties.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at April 30, 2006, there were 45,667,915 common shares issued and outstanding.

As at April 30, 2006, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
  NUMBER OF OPTIONS               EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
       255,000             $0.10                              October 8, 2007
        85,000             $0.20 (re-priced from $0.23)       December 18, 2007
       248,000             $0.20 (re-priced from $0.25)       March 2, 2008
        50,000             $0.20 (re-priced from $0.30)       June 16, 2008
       430,000             $0.20 (re-priced from $0.56)       January 5, 2009
     1,510,000             $0.10                              July 28, 2010
     1,331,000             $0.10                              November 17, 2010
       635,000             $0.20                              February 2, 2011
--------------------------------------------------------------------------------
     4,544,000
--------------------------------------------------------------------------------

                                    WARRANTS:

--------------------------------------------------------------------------------
  NUMBER OF WARRANTS              EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
     1,500,000                         $0.14                  December 8, 2006
     4,730,688                         $0.13                  December 23, 2006
       900,000                         $0.10                  March 23, 2007 (2)
       750,000                         $0.10                  June 3, 2007
    12,075,000                         $0.10                  October 7, 2007
     5,650,000                         $0.10                  January 17, 2008
--------------------------------------------------------------------------------
    25,605,688
--------------------------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (a "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2006 International Convention in March 2006 and various gold shows in Canada and the United States during 2005 and 2006. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current six-month period, the Company recorded office administration expense of $182,880 (2005 - $Nil) to a company controlled by a director and management fees of $90,000 (2005 - $Nil) to directors.

In the current six-month period, fees for consulting services in the amount of $28,876 (2005 - $10,548) were incurred to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services. As at April 30, 2006, $4,298 (2005 - $6,151) was owed. For details refer to Note 5 to the unaudited financial statements.

In the current six-month period, the Company recorded management fees of $34,400 (2005 $NIL) from Golden Chalice, a company with common directors for management of the Chapleau Property, Ontario, which is a jointly held property 50:50 and $120,433 for Chapleau's acquisition and exploration expenses. At April 30, 2006, $154,874 was owed to Golden Chalice.

SUBSEQUENT EVENTS

On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units) at a price of $0.15 per unit, for gross proceeds of $2,020,175. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share on or before May 18, 2008. Finder's fees were paid in the amount of $59,230. The proceeds of the private placement are being used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                              (AS AT JUNE 23, 2006)

TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company     SHARES ISSUED:
510 Burrard Street, 3rd Floor       59,840,748
Vancouver, British Columbia,        OUTSTANDING WARRANTS:
V6C 3B9                              1,245,000 @ $0.14 (Expiry: December 8/06)
Phone:        604-689-9853           4,730,688 @ $0.13 (Expiry: December 23/06)
Fax:          604-689-8144             900,000 @ $0.10 (Expiry: March 23/07)
                                       750,000 @ $0.10 (Expiry: June 3/07)
                                    11,940,000 @ $0.10 (Expiry: October 7, 2007)
                                     5,550,000 @ $0.10 (Expiry: January 17/08)
                                    13,467,833 @ $0.20 (Expiry: May 18/08)
                                    ----------
                                    38,583,521
                                    OUTSTANDING OPTIONS:
                                       255,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.20 (Expiry: December 18/07)
                                       248,000 @ $0.20 (Expiry: March 2/08)
                                        50,000 @ $0.20 (Expiry: June 16/08)
                                       430,000 @ $0.20 (Expiry: January 5/09)
                                     1,510,000 @ $0.10 (Expiry:  July 28/10)
                                     1,331,000 @ $0.10 (Expiry:  November 17/10)
                                       635,000 @ $0.10 (Expiry:  February 1/11)
                                    ----------
                                    4,544,000
                                    FULLY DILUTED SHARES:
                                    102,968,269

AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                    U.S.A.:  Stephan, Oringher, Richman
Chartered Accountants                        Theodora & Miller, P.C.
1488-700 W. Georgia St.             2029 Century Park East, Sixth Floor
Vancouver, British Columbia,        Los Angeles, California, 90067-2907
V7Y 1A1                             Phone:     310-557-2009
Phone:        604-687-5841          Fax:       310-551-0283
Fax:          604-687-0075

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes
  (President, CEO & Director)       Phone:  604-685-2222
Alan D. Campbell                    Fax:    604-685-3764
  (CFO & Director)
Lynn W. Evoy
  (Director)
John Keating
  (V.P., Exploration & Director)    Website:  www.amadorgoldcorp.com
James M. McDonald, P. Geo.          E-mail:   info@amadorgoldcorp.com
  (V.P., Exploration & Director)
Joseph Montgomery, Ph.D., P.Eng.
  (Director)

HEAD OFFICE
--------------------------------------------------------------------------------
Vancouver, British Columbia, V6B 1N2
Phone: 604-685-2222  Fax: 604-685-3764

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                      (Registrant)


Date:    June 30, 2006                 BY:  /S/ BEVERLY J. BULLOCK
                                       ---------------------------------------
                                       Beverly J. Bullock, Corporate Secretary